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                            May 22, 2020

       Mark Kremin
       Chief Executive Officer
       Teekay LNG Partners L.P.
       4th Floor, Belvedere Building
       69 Pitts Bay Road
       Hamilton HM 08, Bermuda

                                                        Re: Teekay LNG Partners
L.P.
                                                            Registration
Statement on Form F-3
                                                            Filed May 18, 2020
                                                            File No. 333-238331

       Dear Mr. Kremin:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact Karina
Dorin, Staff Attorney, at (202) 551-3763 with any questions.




                            Sincerely,


                            Division of Corporation Finance

                            Office of Energy & Transportation
       cc:                                              David Matheson